Mail Stop 3561

January 15, 2010

Mr. Clifford L. Neuman
President
Global Casinos Inc.
1507 Pine Street
Boulder, Colorado 80302

> **Re:** **Global Casinos Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 0-15415**

Dear Mr. Neuman:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis, page 26
Results of Operations – Year ended June 30, 2009 compared to Year ended June 30, 2008, page 26
Corporate Occupancy, page 30

1. Reference is made to your disclosure that upon termination of the Shared Services Agreement you began to utilized certain office functions and systems managed by your president and CEO in Boulder, Colorado which as a result have significantly reduced your corporate office space requirement. In this regard, please explain to us and revise your disclosures in future filings to discuss how such utilization of office functions and systems managed by your president and CEO have been accounted for within your financial statements. If no accounting was required, please explain why and tell us how your treatment complies with the guidance outlined in SAB Topic 1:B:1.

Consolidated Statements of Operations, page F-5

2. We note that gains/losses on asset disposals were classified as non-operating. Such gains (losses) on disposals should be separately reported in your consolidated statement of operations within operating income (loss). Refer to the guidance under paragraph 45 of SFAS No. 144 and footnote 68 of SAB Topic 13. Please revise your income statement presentation in future filings accordingly.

Statements of Stockholders' Equity, page F-6

3. We note that you have presented your Series D Preferred Dividends as a reduction of additional paid in capital. Please note that dividends are typically charged to retained earnings rather than additional paid in capital unless legally declared out of additional paid in capital, even if those earnings are insufficient to cover them. Please advise or alternatively you may revise your presentation in future filings accordingly.

Note 1. Organization and Summary of Significant Accounting Policies,

Goodwill

4. Given the significance of your goodwill balance at June 30, 2009 and 2008, please revise your notes to the consolidated financial statements to include an accounting policy for evaluating the recoverability of goodwill. Your footnote should discuss the factors and/or indicators that management reviews in assessing goodwill impairment; when goodwill is tested for impairment annually; and how you measure the amount of goodwill impairment loss to be recognized, if any. Further, your footnote should also specifically disclose the level of reporting at which goodwill is tested (i.e. reporting unit). At a minimum, we would expect

this to be at the Company's operating subsidiary level as it appears that discrete cash flows exist for each of the operating subsidiaries based upon your disclosures within the Liquidity and Capital Resources section of MD&A.   As part of your response, please provide us with your proposed disclosure.

5. Furthermore, please tell us and revise future filing to disclose when you performed your most recent goodwill impairment test. Tell us whether any of your reporting units were at risk of failing step one of the impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, please revise your disclosures in future filing to include the following disclosures for each reporting until that is at risk of failing step one:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 5. Commitments and Contingencies, page F-17

6. From the Business section, we note that the Doc Holliday occupies approximately 12,710 square feet of space under a lease with a remaining term of seven years with no options to renew or extend the lease. The monthly rent is $25,362 plus triple net expenses, subject to a three percent cap on annual increases. In light of the materiality of lease expense, advise us and add disclosure to indicate whether you are accounting for leases under ASC 840-20-25-1 (SFAS 13) pursuant to which scheduled rent increases and abatements are to be straight-lined over the life of the lease. If you have not accounted for leases as such, please explain why and the materiality of any amounts involved.

7. Furthermore, in Note 5-Commitments and Contingencies, you indicate that the lease also provides for a credit against future monthly rent payments if the total building expenses increase by more than 3% over a base year calculation, and is calculated in April each year. In light of the materiality of the $87,779 credit available to apply against future minimum rent payments through July 31, 2010, please advise us why you believe your treatment is appropriate and provide us with the guidance that your relied upon which supports your accounting for these credits. We may have further comment upon reviewing your response.

Note 8. Consulting Arrangements, page F-8

8. We note that you entered into consulting arrangements some of which have resulted in material expense. It is unclear from the disclosures whether expense is recognized when services have been performed, or certain milestones have been achieved.   Please tell us and add an accounting policy that describes the methodology for recognizing consulting expenses. If expenses have been ratably recognized over the life of the agreement as opposed to when services have been performed or milestones reached, please provide us with your reasons. We may have further comment upon reviewing your response.

Note 2. Acquisition, page F-13

9. Please expand your note to describe the factors that contributed to a purchase price that resulted in recognition of goodwill pursuant to paragraph 51b of SFAS 141.

Note 6 – Income Taxes, page F-18

10. Please revise your income tax footnote in future filings to disclose all components of the net deferred tax asset or liability recognized in the company's statement of financial position. Refer the disclosure requirements of paragraph 43 of SFAS No. 109.

Other

11. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Todd Huss, CFO
(303) 449-1045